UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Ascent Solar Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

043635408

(CUSIP Number)

October 28, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 043635408	13G

1.	NAMES OF REPORTING PERSONS EAGLE EQUITIES, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bay Private Equity Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 21,278,517*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 21,278,517*
	8.	SHARED DISPOSITIVE POWER 0

*On October 28, 2016 Bay Private Equity Inc. (The Reporting Person) purchased 250 shares of the Company’s series G preferred stock from a stockholder who was not an affiliate of the Company. On December 1, 2016 the Reporting Person purchased 80 shares of the Company’s series G preferred stock from a stockholder who was not an affiliate of the Company. On December 29, 206 the Reporting Person purchased 250 shares of the Company’s Series G preferred stock from a stockholder who was not an affiliate of the Company.

The shares of Common Stock issuable upon conversion of the Preferred Stock are subject to a 9.99% blocker (the “Blocker”), and row (9) reflects the beneficial ownership of the Reporting Person based on the Blocker. The percentage listed in row (11) reflects the existence of the Blocker

Subject to the Blocker, rhe Series G Preferred Stock is convertible into shares of Common Stock of the Company at a conversion price equal to the lowest of (i) the fixed conversion price of $.045 (ii) 70 of the lowest VWAP of the Common Stock for the ten consecutive trading day period prior to the conversion date or (iii) 70% of the lowest closing bid price of the Common Stock for the ten consecutive trading day period prior to the conversion date subject to adjustment as provided in the Certificate of Designations of Preferences, Rights and Limitations of Series G Preferred Stock.

The Reporting Person has converted a total of 91,129,261 shares of the Company’s Series G preferred Stock (at no time has the Reporting Person beneficially owned more than 9.9% of the Company’s Common Stock) and does not as of the date of the filing of this Schedule 13G hold any shares of the Company’s Common Stock. The Reporting Person continues to hold 250 shares of Series G Preferred Stock, which shares are subject to the Blocker.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,278,517*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9% (based on the total of 214,934,518  outstanding shares of Common Stock as reported on the 10-Q for the quarterly period that ended September 30, 2016)

12.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 043635408	13G

1.	NAMES OF REPORTING PERSONS EAGLE EQUITIES, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Klimov**
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 21,278,517**
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 21,278,517**
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,278,517**
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9% (based on the total of 214,934,518  outstanding shares of Common Stock as reported on the 10-Q for the quarterly period that ended September 30, 2016)

12.	TYPE OF REPORTING PERSON (see instructions) IN

**Robert Klimov is the President of Bay Private Equity Inc. and as such may be deemed to have voting and dispositive power over the shares of the Company’s common stock held by Bay Private Equity Inc.

CUSIP No. 043635408	13G

Item 1.

(a)	Name of Issuer Ascent Solar Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices 12300 Grant Street, Thornton, CO 80241

Item 2.

(a)	Name of Person Filing Bay Private Equity Inc. Robert Klimov

(b)	2727 Steeles Avenue, Suite 403, Toronto, Ontario M3J3g9

(c)	Citizenship Bay Private Equity Inc. was formed in Ontario. Robert Klimov is a Canadian citizen.

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 043635408

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 043635408	13G

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 21,278,517**

(b)	Percent of class: 9.9%**

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 21,278,517**

	(ii)	Shared power to vote or to direct the vote

	(iii)	Sole power to dispose or to direct the disposition of 21,278,517**

	(iv)	Shared power to dispose or to direct the disposition of

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 043635408	13G

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

01/10/2017
Date

Bay Private Equity Inc.
By:	Boris Klimov
President

/s/Boris Klimov
Individually